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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 TPC CORPORATION
                            (Name of Subject Company)
                            POWER ACQUISITION COMPANY
                            PACIFICORP HOLDINGS, INC.
                                    (Bidders)

                    Class A Common Stock, $.01 par value, and
                      Class B Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    872616107
                     (CUSIP Number of Class A Common Stock)

                               Richard T. O'Brien
                            PacifiCorp Holdings, Inc.
                      Port of Portland Building, Suite 1600
                                700 NE Multnomah
                             Portland, Oregon 97232
                                 (503) 731-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                               Stuart W. Chestler
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2300
                           Portland, Oregon 97204-1268
                                 (503) 294-9500

                                      14D-1

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1.   Name of reporting person

     Power Acquisition Company

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2.   Check the appropriate box if a member of a group                  (a) ___
                                                                       (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     AF

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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)   ___

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6.   Citizenship or place of organization

     Delaware

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7.   Aggregate amount beneficially owned by each reporting person

     None (0)

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8.   Check box if the aggregate amount in row (7) excludes certain shares.  ___


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9.       Percent of class represented by amount in row (7)

                  None (0)

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10.      Type of reporting person

                  CO

                                      14D-1

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1.   Name of reporting person

     PacifiCorp Holdings, Inc.

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2.   Check the appropriate box if a member of a group                 (a) ___
                                                                      (b) ___

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3.       SEC Use Only



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4.   Sources of Funds

     BK, WC, OO

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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)   ___

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6.   Citizenship or place of organization

     Delaware

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7.   Aggregate amount beneficially owned by each reporting person

     None (0)

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8.   Check box if the aggregate amount in row (7) excludes certain shares.  ___

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9.   Percent of class represented by amount in row (7)

     None (0)

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10.      Type of reporting person

                  CO


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     Power Acquisition Company and PacifiCorp Holdings, Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on March 18, 1997, as amended by Amendment No. 1, with respect to their offer to purchase all outstanding shares of Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of TPC Corporation, a Delaware corporation (the "Company"), as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 10.  Additional Information.

     (f) The first paragraph of Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase, which is incorporated herein by reference, is amended to read as follows:

          "Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated. Furthermore, the Purchaser may terminate or amend the Offer if at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions shall exist:".

                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   April 11, 1997

                                   POWER ACQUISITION COMPANY



                                   By  /s/ JOHN A. BOHLING
                                     ------------------------------------------
                                     Print Name  John A. Bohling
                                               --------------------------------
                                     Title  Vice President
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                                   PACIFICORP HOLDINGS, INC.



                                   By  /s/ RICHARD T. O'BRIEN
                                     ------------------------------------------
                                     Print Name  Richard T. O'Brien
                                               --------------------------------
                                     Title  Senior Vice President and Chief
                                            Financial Officer
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